R. Brian Hanson
President and
Chief Executive Officer

June 18, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Cecilia Blye

Chief, Office of Global Security Risk

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ION Geophysical Corporation
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 17, 2015
File No. 1-12691

Dear Ms. Blye:

This letter is submitted by ION Geophysical Corporation (the “Company”) in response to comments raised by the staff (the “Staff”) of the Office of Global Security Risk, Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) in the Staff’s comment letter, dated June 12, 2015, with respect to the above-referenced filing.  For your convenience, we have reproduced each of the Staff’s comments in bold type face below and have numbered each comment and our response thereto to correspond to the numbers assigned to the comments in your letter.

1.              You state on page 22 of the 10-K that you “have operations in and sales into certain international areas…that are subject to…possible economic and legal sanctions (such as possible restrictions against countries that the U.S. government may consider to be state sponsors of terrorism).” Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Sudan and Syria, if any, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response:  The Company understands the nature and extent of the Department of State’s designation of Sudan and Syria as state sponsors of terrorism and that those countries are subject to U.S. economic sanctions and export controls.  The Company treats these compliance obligations with the utmost seriousness.  The Company maintains policies, procedures and training programs, and has resources dedicated to help ensure that it is operating in full compliance with U.S. economic sanctions and export controls.

The Company has no known past, current or anticipated contacts with any companies or persons in Sudan or Syria, directly or through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements.  The Company does

Cecilia Blye

June 18, 2015

not, and does not intend to in the future (for so long as they continue to be subject to U.S. economic sanctions and export controls), operate in, sell products into or provide services, information or technology to customers in Sudan or Syria or otherwise conduct business in Sudan or Syria, directly or through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements.  The Company does not have any agreements, commercial arrangements or other contacts, directly or indirectly, with the governments of Sudan or Syria, or with entities known by the Company to be controlled by such governments.  The Company has no offices or facilities in Sudan or Syria, and it has not sent, and will not send, any employees to these countries.  In future filings, the Company will revise its disclosure to clarify that the Company does not have any operations in or sales into countries that the U.S. government currently considers to be state sponsors of terrorism.

2.              Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response:  As noted above, the Company has no known past, current or anticipated contacts with any companies or persons in Sudan or Syria and has not operated in, sold products into or provided services, information or technology to customers in Sudan or Syria or otherwise conducted business in Sudan or Syria, nor has the Company had any agreements, commercial arrangements or other contacts, directly or indirectly, with the governments of Sudan or Syria, or with entities known by the Company to be controlled by such governments.  Accordingly, the Company does not believe that there exists a material investment risk for its security holders, and the Company does not anticipate any potential impact therefrom on its reputation or share value.

3.              You refer on page 3 of the 10-K to your 49% interest in INOVA Geophysical. You state on page 4 of the 10-K that the remaining 51% interest is owned by BGP Inc., a subsidiary of China National Petroleum Company (“CNPC”). We note state government prohibitions on investment in or business with CNPC due to its operations in Iran and Sudan. Please discuss for us the potential for your relationship with BGP to have an adverse impact upon your reputation and share value.

Response:  The Company has been very transparent with investors regarding its relationship with BGP Inc., China National Petroleum Corporation (“BGP”).  As noted in the Staff’s comment, the Company currently owns a 49% equity interest in the INOVA Geophysical Equipment Limited joint venture (“INOVA”), and BGP owns the remaining 51% equity interest.  The INOVA joint venture is focused on designing, engineering, manufacturing, research and development, sales and marketing and field support of land-based equipment used in seismic data acquisition for the oil and gas industry.  The Company has also previously disclosed BGP’s equity investment in the Company and the related investor rights agreement between the Company and BGP.  As of February 28, 2015, BGP beneficially owned of approximately 14.4% of the Company’s outstanding shares of common stock.  In addition, the Company has previously disclosed its commercial activities with BGP.  For the fiscal

Cecilia Blye

June 18, 2015

years ended December 31, 2014 and 2013, BGP accounted for approximately 1.3% and 1.5% of the Company’s consolidated net sales, respectively.  During the fiscal year ended December 31, 2014, the Company recorded revenues from sales to BGP of approximately $6.5 million and trade receivables due from BGP at December 31, 2014 were $1.1 million.

When the Company entered into the INOVA joint venture, the Company was aware of BGP’s affiliation with CNPC and considered such affiliation in the Company’s decision to enter into the joint venture.  BGP has been a customer of the Company’s products and services for many years and is generally regarded as the world’s largest land geophysical service contractor.  The Company did not believe that its joint venture with BGP would have a material adverse impact on the Company’s reputation and share value.  Rather, the Company expected that the joint venture and related financing transactions would be viewed favorably by the Company’s investors.  On October 26, 2009, the first trading day following the Company’s announcement of a binding term sheet between the Company and BGP with respect to the joint venture transactions, the closing price of the Company’s common stock on the New York Stock Exchange increased approximately 25% to $4.44 from the previous closing price of $3.54 on October 23, 2009.

The INOVA joint venture agreement requires that INOVA will at all times be in compliance with applicable law, including the applicable requirements of the U.S. Foreign Corrupt Practices Act (“FCPA”), applicable non-U.S. anti-corruption and anti-bribery laws, economic sanctions of the United States administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC Regulations”), U.S. export and import control laws and U.S. anti-boycott laws, regulations and guidelines.  The INOVA joint venture agreement also requires that INOVA and its subsidiaries maintain and enforce an export control and sanctions compliance plan (“ECSCP”) that includes compliance policies and procedures designed to prevent INOVA from engaging in any business relationships or transactions between INOVA (and its subsidiaries) and (i) any country that is the target of comprehensive country-based sanctions under the OFAC Regulations (a “Sanctioned Country”), (ii) any person or entity with whom transactions or dealings would be prohibited for U.S. persons to engage in under the OFAC Regulations (a “Sanctions Target”) or any entity or individual directly or indirectly owned or controlled by any Sanctions Target or (iii) the Company or BGP or any their respective affiliates that would further activities of any of such parties in a Sanctioned Country or with a Sanctions Target.  In addition, the ECSCP includes compliance policies and procedures designed to ensure compliance with (a) the FCPA and other applicable anti-bribery laws and (b) all export control laws, especially with respect to the assets contributed to INOVA and its subsidiaries by the Company or BGP and any products, services or technologies that make use of such contributed assets.  INOVA is also required under the joint venture agreement to appoint an “Export Control Administrator,” who must be a U.S. citizen or U.S. permanent resident, to be responsible for the implementation of and monitoring compliance with the ECSCP.

The Company does not believe that the Company’s relationship with BGP is likely to be a source of materially negative investor sentiment against the Company or the cause of harm to the Company’s reputation or share value on the basis that CNPC reportedly carries on business in Sudan and Syria.   The Company has not received any communications from investors, analysts, activist groups or others expressing concern regarding the Company’s relationship with BGP.  In addition, the Company is not aware of any investors selling or closing their investment in the Company as a result of the Company’s relationship with BGP.  The Company believes that its investors understand clearly that BGP and INOVA are two separate entities and that the Company has no control over BGP’s or CNPC’s business activities.  The Company is not associated with CNPC’s operations in Sudan or Syria, nor has the Company derived any revenue from such operations.

Cecilia Blye

June 18, 2015

* * * * * *

In responding to your comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call the undersigned at 281-879-3672.  Thank you for your assistance.

Very truly yours,

/s/ R. Brian Hanson

R. Brian Hanson
President and Chief Executive Officer

cc:	Jamey S. Seely
Executive Vice President and General Counsel
ION Geophysical Corporation